October 4, 2019

Mr. Robert Telewicz,

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Hilton Grand Vacations Inc.

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed February 28, 2019

File No. 001-37794

Dear Mr. Telewicz:

On behalf of Hilton Grand Vacations Inc. (the “Company”), set forth below is the Company’s response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated September 25, 2019 (the “Comment Letter”), with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2018 filed by the Company on February 28, 2019.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Company are shown below each comment. Please note that all references to page numbers in our response refer to the page numbers of the Company’s Form 10-K for the Fiscal Year Ended December 31, 2018.

Form 10-K for the Fiscal Year Ended December 31, 2018

Management’s Discussion and Analysis

Real Estate Sales and Financing Segment, page 55

1.

We note your reconciliation of sales of VOIs, net to contract sales. Please clarify for us whether you consider contract sales to be a non-GAAP measure as defined by Item 10(e) of Regulation S-K and the basis for your conclusion.

The Company acknowledges the Staff’s Comment and respectfully advises the Staff that the Company has not intended contract sales to be a non-GAAP measure as defined by Item 10(e) of Regulation S-K, but rather an operational metric. We acknowledge that the discussion in the header to Part I of our Form 10-K under the captions “Non-GAAP Financial Measures” and “Operational Metrics” is confusing and does not reflect our intentions, and we will clarify our discussion under these captions going forward.

Contract sales is an operational metric that represents the total volume of VOI products sold by the Company, comprised of both sales of VOI products developed by the Company and sales of VOI products developed by its fee-for-service partners. While the Company does not record the sales of VOI products developed by fee-for-service partners as revenue in its consolidated financial statements, in accordance with U.S. GAAP, the Company believes contract sales to be an important operational metric because it reflects the volume and pace of sales in its business and provides a meaningful comparability of its results to its competitors.

2.

We note your measure of adjusted free cash flow includes an adjustment for net proceeds from securitization activity. Please explain the purpose of this non-GAAP measure and the securitization activity adjustment. Your response should include a discussion of how this measure is used by management and why you believe it provides useful information to investors.

The Company respectfully advises the Staff that we consider adjusted free cash flow to be a non-GAAP liquidity measure that provides useful information to both management and investors about the amount of cash that can be used for strategic opportunities and debt service. The securitization activity adjustment represents the net activity related to borrowings and repayments of non-recourse debt. The collateral utilized to secure the Company’s non-recourse debt are timeshare financing receivables originated in the normal course of business. As the Consolidated Statement of Cash Flows reflects the generation and collection of these timeshare financing receivables under operating activities, and the issuance and repayment of non-recourse debt secured by these timeshare receivables as financing activities, our adjustment brings all cash flows related to the timeshare receivables within a single liquidity measure related to our broader operations.

The Company believes adjusted free cash flow is a non-GAAP measure that provides useful information to management and investors on the Company’s ability to generate cash flow, taking into consideration activity related to its non-recourse debt activities. Furthermore, adjusted free cash flow facilitates management’s comparison of its results with the results of its competitors.

3.

Please expand your disclosure in future filings to include the disclosure requirements of Item 10(e)(1)(i)(C) and (D) of Regulation S-K related to your measures of Free Cash Flow and Adjusted Free Cash Flow.

In response to the Staff’s Comment, the Company will revise its disclosures in future periodic filings related to its non- GAAP measures of Free Cash Flow and Adjusted Free Cash Flow as required by Item 10(e)(1)(i)(C) and (D) of Regulation S-K as follows:

Free Cash Flow and Adjusted Free Cash Flow

We consider free cash flow and adjusted free cash flow to be non-GAAP liquidity measures that provides useful information to both management and investors about the amount of cash generated by operating activities that can be used for investing and other financing activities, including strategic opportunities and debt service. We do not believe these non-GAAP measures to be a representation of how we will use excess cash.

Financial Statements

Note 5: Timeshare Financing Receivables, page 93

4.

Please revise your disclosure to include the carrying amount of financing receivables pledged as collateral to secure your non-recourse revolving timeshare receivable credit facility. Reference is made to ASC Topic 860-30-50-1A(b).

In response to the Staff’s Comment, the Company respectfully advises the Staff that it will revise its disclosures in future filings to include the carrying amount of financing receivables pledged as collateral to secure its non-recourse timeshare receivable credit facility as required by ASC Topic 860-30-50-1A(b).

The Company acknowledges the Staff’s Comment and respectfully advises the Staff that the narrative on page 94 states that as of December 31, 2018 and 2017, we had $190 million and $143 million, respectively, of gross timeshare financing receivables securing the Timeshare Facility. We supplementally advise you that the carrying amounts were $171 million and $131 million, respectively, and will evaluate the overall transparency within Note 5 in future periodic filings as required under ASC Topic 860-30-50-1A(b).

The Company appreciates the Staff’s comments and understand that the purpose of the Staff’s review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosures in our filings with the Commission. The Company acknowledges that we are responsible for the adequacy and accuracy of the disclosures in our filings with the Commission, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to call Dan Mathewes at (407) 613-8348 should you have any questions or require additional information.

Sincerely,

/s/ Daniel. J Mathewes
Daniel J. Mathewes
Executive Vice President and
Chief Financial Officer